Exhibit 4.8

CONSULTING AGREEMENT - GARY POST

This Consulting Agreement (this "Agreement") is made as of May 3, 2007, by and between VoIP, Inc with offices at 151 South Wymore Road, Suite 3000, Altamonte Springs, FL 32714 (the "Company'), and GARY POST an individual ("Consultant") with respect to the following facts:

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.  Engagement. The Company hereby engages Consultant as a contractor and consultant to to assist the Company in negotiating settlements of various litigation matters the Company has recently been engaged in, and Consultant has agreed to provide these services to the Company, subject to the terms and conditions described in this Agreement. Consultant is not an investment adviser nor a broker dealer as defined under federal or state law and will not provide any services requiring registration as such.

2.  Term. The term of this Agreement shall expire upon the one year anniversary from the date of this Agreement (the "Term"), provided, however, that either party may terminate the engagement at any time upon thirty days' prior written notice. The Agreement may be terminated by the Company immediately upon notice in the case of the commission of an act of actual fraud by Consultant in the course of its activities hereunder. The Agreement may be terminated by Consultant immediately upon notice in the case of the commission of an act of actual fraud by the Company.

3.  Services. The services (the "Services") to be provided by Consultant shall consist of negotiating with plaintiffs and the Company’s legal counsel as appropriate, with the objective of reaching out-of-court settlements to the Company’s matters being litigated.

4.  Costs. The Company will be responsible for reasonable out of pocket expenses undertaken in respect of the Services, provided, however, all items of such expense in excess of $200 shall be approved in advance by the Company.

5.  Compensation for Services. For continuing to provide the Services, the Company shall give the Consultant a onetime fee of 550,000 shares of the Company’s common stock, par value $0.001 (the “Shares”). The Company shall file an S-8 Registration to register the underlying common stock of the Shares by no later than May 10, 2007.

6.  Independent Contractor. Consultant is an independent contractor responsible for compensation of its agents, employees and representatives, as well as all applicable withholding and taxes (including unemployment compensation) and all worker's compensation insurance.

7.  Non-Competition and Non-Solicitation.

(a) Restricted Business Activity. Consultant hereby agrees that, during the Term, and for a period of one year after the termination of this Agreement, for any reason, as the case may be, Consultant shall not, directly or indirectly:

i.  in any individual or representative capacity, whether as principal, agent, partner, officer, director, employee, joint venturer, member of any business entity, consultant, advisor or investor (except that Consultant shall have the right hereunder to own up to 3% of one or more public companies having a class of equity securities registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended) or otherwise, compete with Company by performing services, activities, or duties similar or identical to those which Consultant performed during his employment with Company, in, or for any business entity or enterprise located or owning property within a one-hundred mile radius of the Company, which engages in any of the Company's businesses;

ii.  disseminate or make use of any valuable, unique, confidential, or proprietary information of Company (whether tangible or intangible and whether or not electronically kept or stored), including that regarding or comprising actual/potential customer, or prospect, lists or identities, processes, procedures, drawings, designs, manuals, business plans, pricing policies/schedules, vendors/contractor sources/identities, financial information of customers or the Company, and other proprietary documents, materials, or information relating to the Company, its businesses and activities, the manner in which the Company does business, all of which is valuable to the Company in conducting its business because the information is kept confidential and is not generally known to the Company's competitors or to the general public ("Confidential Information"). Confidential Information does not include information generally known to third parties unrelated to the Company or easily obtained from public sources/records.

To the extent that the Confidential Information rises to the level of a trade secret under applicable law, Consultant acknowledges and agrees that he shall forever protect and maintain the confidentiality of such trade secrets and shall not disseminate or make use of any such trade secrets without the Company's prior consent.

iii.  in any manner induce, attempt to induce, or assist others to induce or attempt to induce any of the Company's customers, or contacts with whom Consultant had contact during the Term, to terminate, reduce or influence said individual's or entity's business or association with the Company, or do anything to interfere with the relationship between the Company and any of the customers, or contacts or persons or concerns dealing with the Company;

iv.  without the prior written consent of the Company:

(1)  solicit or hire away any person who was an employee of the Company at any time during the Term; or

(2)  employ, in any capacity, any person who was an employee of the Company on the date of termination of Consultant's Term hereunder, or who was so employed at any time during the one-year period immediately preceding such termination date; or

v.  without the prior written consent of the Company, disseminate or make use of any ideas, concepts or business plans relating to the Company which have been brought before the Board or otherwise discussed by management of the Company.

All of the activities described in subsections (i)-(v) of this Section 7(a) shall be included, whether jointly or singly, within the meaning of the term "Restricted Business Activity" for the purposes of this Agreement.

Consultant acknowledges that the restrictions placed upon Consultant by this Section 7 of the Agreement are reasonable given the Consultant's position with the Company, the geographic area in which the Company markets business, and the consideration furnished in this Agreement. Further, Consultant acknowledges that the length and scope of the covenants are reasonable, that the Company's business and customers extend beyond that geographic area set forth in Section 7(a)(i), and that said geographic area is entirely reasonable. Consultant also agrees that the provisions of this section are fair and necessary to protect the Company and its business interests and that such provisions do not preclude Consultant from utilizing unprotected information or from engaging in occupations in unrelated fields or in a manner consistent with the requirements of this Agreement. Finally, Consultant agrees that the scope of his experience and abilities are such that the existence or enforcement of these provisions will not prevent him from earning an adequate livelihood.

B.  Scope. If the scope of any restriction contained in Section 7(a) hereof is too broad to permit enforcement of such restriction to its full extent, then such restriction shall be enforced to the maximum extent permitted by law, and Consultant hereby consents and agrees that such scope may be judicially modified accordingly in any proceedings brought to enforce such restrictions.

8.  Default. The breach by Consultant of his obligations under Section 7(a) shall entitle the Company to have recourse to any of the remedies set forth in Section 7(d).

9.  Remedies.

i.  In the event that Consultant shall be in breach of any of his obligations under Section 7(a) hereof, the Company shall have the right to terminate this Agreement forthwith under Section 2 hereof, and all obligations of the Company to make payments to Consultant under Sections 4 and 5 (except for expenses incurred as provided in Section 4 prior to such termination) shall cease forthwith in their entirety and the Company shall have no further obligations to Consultant with respect thereto.

ii.  Consultant acknowledges and agrees that the Company's remedy at law for any breach of his obligations under this Section 9 hereof may be inadequate, and agrees and consents that (in addition to any other damages or relief available under applicable law) temporary, preliminary, and/or permanent injunctive relief may be granted in any proceeding which may be brought to enforce any provision of this Section 9, without the necessity of proof of actual damage. Finally, the Company shall be entitled to recover its reasonable attorneys' fees and costs if it prevails as to its claim against Consultant that Consultant breached Section 9 or any other section of this Agreement.

6.  Return of Company's Property. Upon expiration of this Agreement and/or termination of this Agreement (or at any time upon request by the Company), Consultant will immediately return to the Company all Company property (including but not limited to all documents, electronic files/records, keys, records, computer disks, or other tangible or intangible things that may or may not relate to or otherwise constitute Confidential Information (as herein defined) or trade secrets (as defined by applicable law) that Consultant created, used, possessed, or maintained while in the employ of the Company, from whatever source. All ideas, concepts, information, inventions developed by the Consultant during the Term are the property of the Company. This provision does not apply to purely personal documents of Consultant, but does apply to business calendars, Rolodexes, customer lists, contact sheets, computer programs, disks, and their contents, and like information that may contain some personal matters of Consultant.

7.  Assignment. The rights and obligations of each party to this agreement may not be assigned without the prior written consent of the other party.

8.  Entire Agreement. This Agreement contains the entire agreement of the Company and Consultant and supersedes any prior agreements between them. This Agreement may not be modified or extended except in writing signed by both parties.

9.  Venue of Law. This agreement shall be governed by and construed in accordance with California law.

10.  Arbitration and Waiver of Jury Trial. ANY DISPUTE BASED UPON OR ARISING OUT OF THIS LETTER AGREEMENT SHALL BE SUBJECT TO BINDING ARBITRATION TO BE HELD IN SEMINOLE OR ORANGE COUNTY, FLOPRIDA, BEFORE A RETIRED FLORIDA SUPERIOR COURT JUDGE. JUDGMENT ON THE ARBITRATOR'S AWARD SHALL BE FINAL AND BINDING, AND MAY BE ENTERED IN ANY COMPETENT COURT. AS A PRACTICAL MATTER, BY AGREEING TO ARBITRATE, ALL PARTIES ARE WAIVING JURY TRIAL.

11.  Attorneys' Fees. The prevailing party in any arbitration or litigation arising out of or relating to this letter agreement shall be entitled to recover all attorneys' fees and all costs (whether or not such costs are recoverable pursuant to the California Code of Civil Procedure) as may be incurred in connection with either obtaining or collecting any judgment and/or arbitration award, in addition to any other relief to which that party may be entitled.

12.  Counterparts. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be original and all of which takes together shall constitute one and the same Agreement.

13.   Due Authority. By signing below, the signatories warrant that they have the authority to execute this Agreement on behalf of the party indicated and all actions necessary to authorize the execution of this Agreement have been taken.

14.  Not Exclusive. This Agreement is not exclusive. Consultant may engage in activities of the type contemplated hereunder with other firms and Company may engage in activities of the type contemplated hereunder with other financial relations firms.

15.  Notices. All notices or other communications required hereunder shall be in writing and addressed as follows:

if to Consultant:

Gary Post
PO Box 92
Zephyr Cove, NV 89448

if to Company:

VoIP, Inc
151 South Wymore Road,
Suite 3000,
Altamonte Springs, FL 32714
Attn: Tony Cataldo

Either party may change the address for notifications and other communications by notifying the other party in writing.

16.  No Agency. Nothing herein shall cause Consultant or the Company to be an agent, partner, joint venturer or affiliate of the other.

17.  Beneficiaries. Except as expressly provided for herein, no parties or persons except the signatories and their affiliates, successors or assigns, are beneficiaries of this Agreement.

18.  Construction. If any provision of this Agreement shall be deemed void, invalid or unenforceable for any reason, the remainder of the Agreement shall remain valid and enforceable and the provision declared invalid or unenforceable shall remain valid and enforceable to the extent allowed by law and shall be enforced in accordance with the intent of the parties, as expressed in this Agreement, to the fullest extent allowed.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

VoIP, Inc

/s/ Gary Post	By:	/s/ Anthony Cataldo
Gary Post		Name: Anthony Cataldo
Title: Chief Executive Officer